Filed by Magellan Midstream Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

March 16, 2009

POET Joins Magellan Midstream Partners to Assess Dedicated Ethanol Pipeline

POET Brings Valuable Ethanol Industry Leadership to the Project

TULSA, OK. and SIOUX FALLS, SD – Magellan Midstream Partners, L.P. (NYSE: MMP) today announced that it has signed a joint development agreement with POET to continue assessing the feasibility of constructing a dedicated ethanol pipeline. The proposed ethanol pipeline system would safely and efficiently deliver ethanol from the Midwest to distribution terminals in the northeastern United States. POET is the largest producer of ethanol in the world with more than 1.5 billion gallons of annual ethanol production from 26 ethanol production facilities in seven Midwestern states. When combined with 300 million gallons of ethanol that POET markets for nine plants outside its network, POET is one of the largest ethanol marketers with 1.8 billion gallons of annual production.

“We are pleased POET has joined the team to explore the feasibility of constructing a renewable fuel pipeline system,” said Don Wellendorf, Magellan’s president and chief executive officer. “POET adds valuable experience as a leader in ethanol production, marketing and logistics to this project.”

POET chief executive officer Jeff Broin said, “This agreement with Magellan is an important step in improving long-term transportation economics for our facilities and consumers. A project of this nature would provide benefits throughout the ethanol industry, agricultural community and the economy in general. It would also represent another major step forward in the efficiency of producing and delivering ethanol to the marketplace.”

The proposed common carrier pipeline system would gather ethanol from production facilities in Iowa, South Dakota, Minnesota, Illinois, Indiana and Ohio to serve terminals in major Northeastern markets. The project, preliminarily estimated to cost in excess of $3.5 billion, would span approximately 1,700 miles and would take several years to complete.

Although there are many hurdles to overcome to make this ethanol pipeline project a reality, Magellan and POET are optimistic that the obvious need for a pipeline to deliver ethanol from the Midwest to distribution terminals in the northeastern United States may lead to a viable and successful project. A positive assessment will allow one or both partners to enter into a subsequent agreement to construct a dedicated ethanol pipeline.

The feasibility of this project is dependent upon the successful outcome of ongoing studies addressing technical and economic issues associated with the transportation of ethanol via pipeline. In addition, federal legislation revising the U.S. Department of Energy’s loan guarantee program is critical for a project of this nature to move forward.

Magellan and Buckeye Partners, L.P. (NYSE: BPL) originally announced their intent to jointly study the feasibility of a large-scale renewable pipeline project in February 2008. Although Buckeye continues to believe pipelines are the most effective way to transport large volumes of liquid energy, they recently decided to focus on other priorities and have discontinued their role in this pipeline project.

About Magellan Midstream Partners, L.P. and POET

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. The partnership primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com.

POET, the largest ethanol producer in the world, is an established leader in the biorefining industry through project development, design and construction, research and development, plant management, and marketing. The 20-year-old company currently operates or markets production from facilities in the states of South Dakota, Iowa, Nebraska, Kansas, Colorado, Minnesota, Missouri, Indiana, Ohio and Michigan. More information is available at http://www.poet.com.

###

Portions of this document may constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in MMP’s filings with the Securities and Exchange Commission.

Contact Information:

POET—Nathan Schock – 605-965-6428 nathan.schock@poet.com

Magellan Midstream Partners, L.P. – Bruce Heine 918-574-7010 bruce.heine@magellanlp.com

Buckeye Partners, L.P.—Steve Milbourne 800-422-2825 smilbourne@buckeye.com

*******

MMP and MGG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the simplification. Investors and security holders are urged to read these documents carefully when they become available because they will contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (918) 574-7650, or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.